Mail Stop 4561

      May 4, 2006

Colleen Johnston
Executive Vice President and Chief Financial Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto Dominion Centre
Toronto, Ontario M5K1A2

      Re:	The Toronto-Dominion Bank
		Form 40-F for Fiscal Year Ended October 31, 2005
File No.  1-14446

Dear Ms. Johnston:

	We have completed our review of your Form 40-F and have no further comments at this time.


   							Sincerely,


Joyce A. Sweeney
      Accounting Branch Chief